UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No )*

American Wagering, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

030405104
(CUSIP Number)

Alexander H. McMillan, Esq.
c/o Loeb Capital Management
61 Broadway, New York, N.Y. 10006 (212) 483-7069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

032080.0003 EAST  7937446 v5

CUSIP No.	030405104

1. Name of Reporting Person	Loeb Arbitrage Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	-0-

6. Shared Voting Power	28,573

7. Sole Dispositive Power	-0-

8. Shared Dispositive Power	28,573

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	28,573

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11. Percent of Class Represented by Amount in Row (9)	0.34%

12. Type of Reporting Person	IA, PN

CUSIP No.	030405104

1. Name of Reporting Person	Loeb Offshore Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	-0-

6. Shared Voting Power	428,227

7. Sole Dispositive Power	-0-

8. Shared Dispositive Power	428,227

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	428,227

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11. Percent of Class Represented by Amount in Row (9)	5.09%

12. Type of Reporting Person	IA, PN

CUSIP No.	030405104

1. Name of Reporting Person	Loeb Arbitrage Offshore Partners, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	-0-

6. Shared Voting Power	428,227

7. Sole Dispositive Power	-0-

8. Shared Dispositive Power	428,227

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	428,227

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11. Percent of Class Represented by Amount in Row (9)	5.09%

12. Type of Reporting Person	CO

CUSIP No.	030405104

1. Name of Reporting Person	Loeb Management Holding LLC

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	-0-

6. Shared Voting Power	456,800

7. Sole Dispositive Power	-0-

8. Shared Dispositive Power	456,800

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	456,800

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11. Percent of Class Represented by Amount in Row (9)	5.43%

12. Type of Reporting Person	OO, HC

Item 1(a).	Name of Issuer

American Wagering, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

675 Grier Drive Las Vegas, NV 89119

Item 2(a).	Name of Person(s) Filing

(i) Loeb Arbitrage Management LP, a Delaware limited partnership and registered investment adviser with the U.S. Securities and Exchange Commission (“LAM”);

(ii) Loeb Offshore Management LP, a Delaware limited partnership and registered investment adviser with the U.S. Securities and Exchange Commission (“LOM”);

(iii) Loeb Arbitrage Offshore Partners, Ltd., a Cayman Islands exempted company (“LAOP”);

(iv) Loeb Management Holding LLC, a Delaware limited liability company (“LMH”), is the general partner of LAM and LOM.

This statement relates to Shares (as defined herein) held for the account of LAOP and for client(s) of LAM for which it has investment discretion.

Together, these entities do business as (“dba”) Loeb Capital Management.

Item 2(b).	Address of Principal Business Office

The address of the principal business office of each of LAM, LOM, LAOP and LMH is 61 Broadway, 24th Floor, New York, NY 10006.

Item 2(c)	Citizenship or Place of Organization

LAM and LOM are limited partnerships organized under the laws of the State of Delaware. LMH is a Delaware limited liability company. LAOP is a Cayman Islands exempted company.

Item 2(d).	Title of Class of Securities

Common Shares, $0.01 par value

Item 2(e).	CUSIP Number:

030405104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person is filing a:

(a) [ ] A broker or dealer under Section 15 of the 1934 Act
(b) [ ] A bank as defined in Section 3(a)(6) of the 1934 Act
(c) [ ] An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) [ ] An investment company registered under Section 8 of the Investment Company Act of 1940
(e) [ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) [ ] A church plan that is excluded from the definition of Investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j) [ ] A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of February 8, 2012, Loeb Capital Management (the dba for all of the reporting persons) may be deemed the beneficial owner of 456,800 Shares held for the account of LAOP and for client(s) of LAM as to which it has investment discretion.  [See the Cover pages for additional details.]

(b)	Percent of Class:

As of February 8, 2012, Loeb Capital Management (the dba for all of the reporting persons) may be deemed the beneficial owner of approximately 5.43% of Shares outstanding.  (There were 8,404,879 shares of common stock, par value $0.01, outstanding as of December 15, 2011, according to the Issuer’s quarterly report on Form 10-Q filed December 15, 2011.)  [See the Cover pages for additional details.]

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

[See the Item 2.a. above.]

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB ARBITRAGE MANAGEMENT LP

Date: February 14, 2012	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB OFFSHORE MANAGEMENT LP

Date: February 14, 2012	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.

Date: February 14, 2012	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB MANAGEMENT HOLDING LLC

Date: February 14, 2012	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

LOEB ARBITRAGE MANAGEMENT LP

Date: February 14, 2012	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB OFFSHORE MANAGEMENT LP

Date: February 14, 2012	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.

Date: February 14, 2012	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB MANAGEMENT HOLDING LLC

Date: February 14, 2012	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President